ANNEX 1 — SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 26 August 2008

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:

NATIONAL GRID plc COMPLETES SALE OF RAVENSWOOD GENERATING STATION FOR US$2.9 BILLION

[NATIONAL GRID LOGO]

www.nationalgrid.com

26 AUGUST 2008

NATIONAL GRID plc

COMPLETES SALE OF RAVENSWOOD GENERATING STATION FOR US$2.9 BILLION

National Grid plc (“National Grid”) is pleased to announce that it has completed the sale of its 2,480 megawatt Ravenswood Generating Station in New York City to TransCanada Corporation for a total cash consideration* of US$2.9 billion. This transaction was announced in March 2008.

“We are very pleased with the outcome of this process. We have quickly delivered on our obligations to the New York Public Service Commission to sell Ravenswood as well as delivering value for our shareholders”, said Steve Holliday, Chief Executive of National Grid.

CONTACTS

Investors
David Rees George Laskaris Richard Smith Victoria Davies	+44 (0)20 7004 3170 +1 718 403 2526 +44 (0)20 7004 3172 +44 (0)20 7004 3171	+44 (0)7901 511322 (m) +1 917 375 0989 (m) +44 (0)7747 006321 (m) +44 (0)7771 973447 (m)
Media Clive Hawkins Chris Mostyn	+44 (0)20 7004 3147 +1 718 403 2747	+44 (0)7836 357173 (m) +1 347 702 3740 (m)
Brunswick Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

* Including working capital, fuel stocks and lease prepayment; subject to customary closing adjustments.

About National Grid

National Grid (LSE: NG.; NYSE:NGG) is an international electricity and gas company and one of the largest investor-owned energy companies in the world.

In the US, National Grid delivers electricity to approximately 3.3 million customers in Massachusetts, New Hampshire, New York and Rhode Island, and manages the electricity network on Long Island under an agreement with the Long Island Power Authority (LIPA). Following the divesture of Ravenswood, National Grid no longer has an interest in merchant generation, but remains the largest investor owned power producer in New York State, owning over 4,000 megawatts of contracted electricity generation that provides power to over one million LIPA customers. It is also the largest distributor of natural gas in the northeastern U.S., serving approximately 3.4 million customers in New York, Massachusetts, New Hampshire and Rhode Island.

National Grid owns the high-voltage electricity transmission network in England and Wales and operates the system across Great Britain. It also owns and operates the high pressure gas transmission system in Britain and its distribution business delivers gas to 11 million homes and businesses. National Grid also has a number of related businesses such as LNG importation and storage, land remediation and metering.

About TransCanada

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.